Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2015 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2014 filed on March 26, 2015, with the Securities and Exchange Commission ("SEC") as part of the Company’s annual report on Form 20-F for the year ended December 31, 2014.

Unless indicated otherwise by the context, all references below to:

•	"we", "us", "our", "Radcom", or the "Company" are to Radcom Ltd. and its subsidiaries;

•	"dollars" or "$" are to United States dollars; and

•	"NIS" or "shekel" are to New Israeli Shekels.

Overview

We provide innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. We specialize in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. Our comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management.

In February 2014, we officially launched and started selling our MaveriQ solution, an NFV-ready software-based solution.  The MaveriQ solution replaced our OmniQ solution, a hardware-based solution, and our transition from a hardware-based solution to a software-based solution has contributed to our first six months results of 2014 and 2015.

Financial Highlights

Total revenues in the first six months of 2015 increased by 7.2% to approximately $11.2 million from approximately $10.4 million in the first six months of 2014. The increase reflects the Company’s delivery of orders in backlog and continued momentum in the emerging markets of Latin America and Asia.

Operating Income for the first six months of 2015 was approximately $1.1 million, compared to Operating Income of approximately $60,000 for the same period of 2014. The positive increase in operating income is explained by growth in revenues, as well as a decrease in cost of revenues-products resulting from initial sales of MaveriQ, the Company’s software-based solution, as part of the Company's transition to a software-driven business model.

Net Income for the first six months of 2015 was approximately $0.6 million, or $0.07 per diluted share, compared to approximately $0.3 million, or $0.04 per diluted share, in the same period last year.

Cash and cash equivalents were approximately $9.9 million as of June 30, 2015, compared to approximately $6.8 million as of December 31, 2014. The increase was mainly due to an improvement in collections in the first six months of 2015.

Shareholders' equity increased to approximately $11.4 million as of June 30, 2015, compared to approximately $10.2 million as of December 31, 2014, as a result of net income of approximately $0.6 million, the exercise of options and warrants in the amount of approximately $0.5 million and share-based compensation of approximately $0.8 million, offset by increase in foreign currency translation capital fund of approximately $0.7 million.

	Six month periods ended June 30, (U.S. dollars in thousands) UNAUDITED		% Change 2015 vs. 2014
	2015	2014
Revenues:
Products	$9,891	$9,002	9.8%
Services	1,300	1,439	(9.6)%
	11,191	10,441	7.2%
Cost of Revenues-Products	2,213	2,844	(22.2)%
Cost of Revenues-Services	141	181	(22.1)%
	2,354	3,025	(22.2)%
Gross Profit	8,837	7,416	19.2%
Research and Development	3,071	3,086	(0.48)%
Less royalty-bearing participation	148	587	(74.78)%
Research and Development, net	2,923	2,499	17.0%
Selling and Marketing, net	3,587	3,721	(3.6)%
General and Administrative	1,206	1,136	6.2%
Total Operating Expenses	7,716	7,356	4.9%
Operating Income	1,121	60	1,768.3%
Financial Income (Expenses), net	(374)	257	(245.5)%
Income before taxes on income	747	317	135.6%
Taxes on income	(107)	-
Net Income	$640	$317	101.9%

Revenues.  Total revenues in the first six months of 2015 increased by 7.2% to approximately $11.2 million from approximately $10.4 million in the first six months of 2014. Revenues from Products increased by 9.8% to approximately $9.9 million in the first six months of 2015 from approximately $9.0 million in the first six months of 2014, reflecting the Company’s delivery of orders in backlog and continued momentum in the emerging markets of Latin America and Asia. Revenues from services decreased by 9.6% from approximately $1.4 million in the first six months of 2014 to approximately $1.3 million in the first six months of 2015.

Cost of revenues.  Our cost of revenues decreased by 22.2% from approximately $3.0 million in the first six months of 2014 to approximately $2.4 million in the first six months of 2015. Cost of revenues from products decreased by 22.2% from approximately $2.8 million in the first six months of 2014 to approximately $2.2 million in the first six months of 2015, reflecting the transition to a software-driven business model and initial sales of MaveriQ, the Company’s software-based solution which reduced our cost of materials.  Cost of revenues from services decreased by 22.1% to approximately $141,000 in the first six months of 2015 from approximately $181,000 in the first six months of 2014 reflecting slight decrease in revenues from services as well as related head count savings.

Gross margin increased to 79.0% in the first six months of 2015 from 71.0% in the first six months of 2014, reflecting higher margins and lower fixed costs.

Research and Development, net. Research and development expenses increased by 17.0% to approximately $2.9 million in the first six months of 2015 from approximately $2.5 million in the first six months of 2014, mainly due to delays in receiving approvals for grants from the Office of the Chief Scientist in Israel for fiscal year 2015.

Selling and Marketing, net.  Selling and Marketing expenses, net, decreased by 3.6% to approximately $3.6 million in the first six months of 2015 from approximately $3.7 million in the first six months of 2014, mainly due to an increase in the US dollar exchange rate compared to the New Israeli Shekel.

                General and Administrative.  General and Administrative expenses increased by 6.2% to approximately $1.2 million in the first six months of 2015 from approximately $1.1 million in the first six months of 2014, mainly due to the grant of restricted stock units to employees and directors during the first six months of 2015.

               Financial Income (Expenses), Net.  In the first six months of 2015 we recorded financial expense of approximately $374,000, compared to financial income of approximately $257,000 in the first six months of 2014. This change is mainly due to exchange rate differences on a short term intercompany balance in Brazil.

Taxes on income. Taxes on income are comprised of withholding taxes that were deducted by several of our customers.

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we financed our operations through cash generated by operations, private placements of equity securities, short-term loans and credit facilities.

Working Capital and Cash Flows

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents. As of June 30, 2015, we had approximately $9.9 million in cash and cash equivalents, compared to approximately $6.8 million as of December 31, 2014.

Net cash provided by operating activities was approximately $3.0 million in the first six months of 2015 compared to approximately $1.5 million net cash provided by operating activities in the first six months of 2014. The positive cash flow in the first six months of 2015 was primarily due to net income of approximately $0.6 million, a decrease of approximately $1.8 million in trade receivables, an increase of approximately $0.3 in deferred revenues and advances from customers, and a decrease of approximately $1.0 million in inventories, which was partially offset by a decrease of approximately $1.1 million in trade payables and a decrease of approximately $0.2 million in employees and payroll accrual.  The positive cash flow in the first six months of 2014 was primarily due to net income of approximately $0.3 million, a decrease of approximately $1.5 million in trade receivables, an increase of approximately $0.5 in deferred revenues and advances from customers, and a decrease of approximately $0.3 million in inventories, which was partially offset by a decrease of approximately $1.1 million in trade payables and a decrease of approximately $0.3 million in other account payables and accrued expenses.

Net cash used in investing activities was approximately $56,000 in the first six months of 2015 compared to net cash provided by investing activities of approximately $1.4 million in the first six months of 2014. In the first six months of 2013 we invested in short-term restricted bank deposits which were required in order to secure bonds provided to certain customers. Those restricted bank deposits were repaid in full during the first six months of 2014.

Net cash provided by financing activities was approximately $0.5 million in the first six months of 2015 compared to approximately $0.4 million net cash used in the first six months of 2014. Cash provided in the first six months of 2015 was mainly due to proceeds from the exercise of options and warrants into ordinary shares while in the first six months of 2014 cash was used for repaying a short-term credit line of approximately $0.6 million, offset by proceeds from the exercise of options and warrants of approximately $0.2 million.

The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

CERTAIN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Consolidated Financial Statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on March 26, 2015 describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on March 26, 2015.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on March 26, 2015.

LEGAL PROCEEDINGS

Not applicable.